Exhibit 99.1

NEWS RELEASE – REGULATED INFORMATION

15 November 2021, 11:00 p.m. CET

MDxHealth Shareholder Transparency Declarations

IRVINE, CA, and HERSTAL, BELGIUM – 15 November 2021 – MDxHealth SA (Nasdaq and Euronext Brussels: MDXH) (the “Company” or “MDxHealth”), a commercial-stage precision diagnostics company, announces today in accordance with Article 14 of the Belgian Act of 2 May 2007 on the disclosure of important participations in issuers of which shares are admitted to trading on a regulated market and regarding miscellaneous provisions (the “Belgian Transparency Act”), that it received the following notifications of significant shareholdings.

MDxHealth was notified that the number of shares with respect to which Bleichroeder LP can exercise voting rights actively crossed above the threshold of 10% of the outstanding shares and voting rights of MDxHealth on 4 November 2021. Notably, it follows from the notification that an aggregate of 21,783,330 shares of MDxHealth, representing 13.97% of the 155,969,226 outstanding shares and voting rights of MDxHealth (taking into account the capital increase that was announced on 4 November 2021 and that was completed on 8 November 2021), is held through the following entities: 21 April Fund LP (5,266,830 shares), 21 April Fund LTD (13,599,830 shares), Hill Family Alternative Investments LLC (2,500,000 shares), and White Clover SA (416,670 shares) (the “Funds”). The notification also stated that the voting rights attached to the shares are exercised on behalf of the Funds by the investment adviser Bleichroeder LP, a Delaware limited partnership, at its discretion, in the absence of specific instructions, that Bleichroeder Holdings LLC, a Delaware limited liability company, is the general partner of Bleichroeder LP, that, as the general partner, Bleichroeder Holdings LLC holds control over voting rights of Bleichroeder LP, and that Bleichroeder Holdings LLC is not a controlled entity.

MDxHealth was notified that the number of shares with respect to which Soleus Capital Management, L.P. can exercise voting rights actively crossed below the threshold of 5% of the outstanding shares and voting rights of MDxHealth on 5 November 2021. Notably, it follows from the notification that 5,829,261 shares of MDxHealth, representing 4.92% of 118,469,226 outstanding shares and voting rights of MDxHealth (which, taking into account the capital increase that was announced on 4 November 2021 and that was completed on 8 November 2021, represents 3.97% of 155,969,226 outstanding shares and voting rights of MDxHealth), are held through Soleus Capital Master Fund, L.P. The notification also stated that the voting rights attached to the shares are exercised by the investment advisor Soleus Capital Management, L.P., a Delaware limited partnership, at its discretion, in the absence of specific instructions, that Soleus Capital Master Fund, L.P. is a limited partnership formed in the Cayman Islands, that Soleus Capital Management, L.P. is controlled by a sole general partner, Soleus GP, LLC, a Delaware limited liability company, and that Soleus GP, LLC is controlled by its sole member, Mr. Guy Levy.

For further information, reference is made to the information published on MDxHealth’s website (http://www.mdxhealth.com/investors/shareholder-information).

Pursuant to the Belgian Transparency Act and the articles of association of the Company, a notification to the Company and the Belgian Financial Services and Markets Authority (FSMA) is required by all natural and legal persons in each case where the percentage of voting rights attached to the securities held by such persons in the Company reaches, exceeds or falls below the threshold of 3%, 5%, 10%, and every subsequent multiple of 5%, of the total number of voting rights in the Company.

About MDxHealth®

MDxHealth is a commercial-stage precision diagnostics company that provides actionable molecular diagnostic information to personalize the diagnosis and treatment of cancer. The Company’s tests are based on proprietary genetic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis of urologic cancers and prognosis of recurrence risk. The Company’s European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands, and U.S. headquarters and laboratory operations based in Irvine, California. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:
MDxHealth
info@mdxhealth.com

Important information

The MDxHealth logo, MDxHealth, ConfirmMDx and SelectMDx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.